Frederic Dorwart, Lawyers

Attorneys at Law

Old City Hall	Telephone (918) 583-9928
124 East Fourth Street	Facsimile (918) 584-2729
Tulsa, Oklahoma 74103

MEMORANDUM

DATE:	December 23, 2014
SUBJECT:	Responses to Comments from SEC regarding the Cavanal Hill Funds’ (“CHF” or the “Trust”) Post-Effective Registration Statement filed October 31, 2014
FROM:	Amy E. Newsome, Frederic Dorwart, Lawyers, Fund Counsel
TO:	Anu Dubey, Securities Exchange Commission (“SEC”)
CC:	Jim Huntzinger, Brian Henderson, Cathy Dunn

The following comments were provided by Anu Dubey (the “SEC Reviewer”) in a phone conversation with Amy Newsome, Legal Counsel to the Cavanal Hill Funds, on December 4, 2014. Please see Fund responses to the comments and let us know if you have any further questions.

Comment #1: Pg. 1, Statutory Prospectus – Fees and Expenses of the Fund. The “Shareholder Fees” heading and the “Annual Fund Operating Expenses” heading in the table should line up. The “Annual Fund Operating Expenses” heading is slightly indented.

Fund Response: The Fund made the suggested revision.

Comment #2: Pg. 1, Statutory Prospectus – Annual Fund Operating Expenses Table. The line titled “Distribution/Service (12b-1) Fees” should read, “Distribution and/or Service (12b-1) Fees” in order to conform to Form N-1A presentation.

Fund Response: The Fund made the suggested revision.

Comment #3: Pg. 1, Statutory Prospectus – Annual Fund Operating Expenses Table. The “included in Other Expenses” should be deleted from the line “Shareholder Servicing Fees included in Other Expenses” and that the total Other Expenses should be provided in the line “Other Expenses.” See, Instruction 3(c)(iii) of Item 3.

Fund Response: The Fund made the suggested revisions.

Comment #4: Pg. 1, Statutory Prospectus – Annual Fund Operating Expenses Table, Footnote. If there is a right to recoupment, include disclosure in the footnote. If there is not a right to recoupment, provide confirmation in the Response Letter. Also confirm that all waiver agreements are filed as Exhibits.

Fund Response: There is not a right to recoupment. All agreements reflecting waivers are filed.

Comment #5: Pg. 1, Statutory Prospectus – Example, Introductory Language. The language should conform to the language in Form N-1A, Item 3. Please also confirm that the effects of waivers are only reflected in the 1 Year column.

Fund Response: The Fund made the suggested revisions. The effects of waivers are only reflected in the 1 year column.

Comment #6: Pg. 3, Statutory Prospectus – Purchase and Sale of Fund Shares Table, Footnote. The information tied to the asterisk is not required by Form N-1A and is therefore not permitted in this section. The disclosure may be moved elsewhere.

Fund Response: The Fund made the suggested revision.

Comment #7: Pg. 4-7, Statutory Prospectus. Each of the comments included in #1-6 regarding the U.S. Treasury Fund apply to the Cash Management Fund.

Fund Response: The Fund made the same changes to the Cash Management Fund presentation items noted as it did for the U.S. Treasury Fund.

Comment #8: Pg. 5, Statutory Prospectus – Principal Investment Risks. Foreign Investment Risk is included as a principal risk for the Fund. Please provide information in the Principal Investment Strategy section about the Fund’s foreign investments.

Fund Response: The Fund provided additional detail in its Principal Investment Strategy.

Comment #9: Pg. 8-11, Statutory Prospectus. Each of the comments included in #1-6 regarding the U.S. Treasury Fund apply to the Tax-Free Money Market Fund.

Fund Response: The Fund made the same changes to the Tax-Free Money Market Fund presentation items noted as it did for the U.S. Treasury Fund.

Comment #10: Pg. 8, Statutory Prospectus – Principal Investment Strategy, 1st sentence. Please provide additional information regarding the implications associated with income that “is not a tax preference item for purposes of the federal alternative minimum tax.” A parenthetical is acceptable.

Fund Response: The Fund made the suggested revision.

Comment #11: Pg. 12-15, Statutory Prospectus. Each of the comments included in #2-6 regarding the U.S. Treasury Fund apply to the Short-Term Income Fund.

Fund Response: The Fund made the same changes to the Short-Term Income Fund presentation items noted as it did for the U.S. Treasury Fund.

Comment #12: Pg. 12, Statutory Prospectus – Fees and Expenses of the Fund. Please revise introductory paragraph to conform to N-1A Item 3 language. Include page numbers of the sections where additional information may be found in the Prospectus and Statement of Additional Information.

Fund Response: The Fund made the suggested revisions.

Comment #13: Pg. 12, Statutory Prospectus – Fee Table. The asterisk footnote under the Shareholder Fees portion of the table should be moved to appear below the Annual Fund Operating Expenses portion of the table. The last sentence in the footnote, “Dealers that initiate purchases of $200,000 or more may receive a concession of up to 1.00% of the offering price of Class A Shares” is not required by Form N-1A and is therefore not permitted in this section. The disclosure may be moved elsewhere.

Fund Response: The Fund made the suggested revisions.

Comment #14: Pg. 13, Statutory Prospectus – Principal Investment Risks, Interest Rate Risk. Disclose the effect of a 1% increase in interest rate on the value of a portfolio with an average maturity tied to the maturity of the fund - 3 years.

Fund Response: The Fund made the suggested revision.

Comment #15: Pg. 13, Statutory Prospectus – Principal Investment Risks, Zero Coupon Risk. Zero Coupon Risk is included as a principal risk for the Fund. Please provide information in the Principal Investment Strategy section about the Funds Zero Coupon investments.

Fund Response: Zero Coupon Risk is not directly related to a Principal Investment Strategy for the Fund and was removed.

Comment #16: Pg. 14, Statutory Prospectus – Performance Information, Introductory Language to Table. The following language is included: “Sales charges are not reflected in the total return figures.” However, maximum sales charges should be reflected. See, Instruction 2 to Item 4(b)(2) and Instruction 1 to Item 26(b). Also See, Quest for Value Dual Purpose Fund No Action Letter, February 28, 1997, footnote 5 and related text.

Fund Response: The statement was deleted and maximum sales charge amounts are disclosed.

Comment #17: Pg. 14, Statutory Prospectus – Performance Information, Introductory Language to Table. There are several sentences that are not required by Form N-1A and are therefore not permitted in this section. The disclosure may be moved elsewhere.

The sentences are:

“After-tax returns are calculated using a standard set of assumptions.”

“Returns after taxes on distributions assume a continued investment in the Fund and show the effect of taxes on Fund distributions.”

“Returns after taxes on distributions and sales of Fund shares assume all shares were redeemed at the end of each measurement period and show the effect of any taxable gain (or offsetting loss) on redemption, as well as the effects of taxes on Fund distributions.”

Fund Response: The Fund made the suggested revisions.

Comment #18: Pg. 15, Statutory Prospectus – Portfolio Managers. Indicate that the Portfolio Managers listed are jointly and primarily responsible for the management of the Fund; conform to the language from Item 5(b) of Form N-1A.

Fund Response: The Fund made the suggested revision.

Comment #19: Pg. 16-19, Statutory Prospectus. Each of the comments included in #11-13 and 16-18 regarding the Short-Term Income Fund (including comment # 2-6 regarding the U.S. Treasury Fund) apply to the Intermediate Bond Fund.

Fund Response: The Fund made the same changes to the Intermediate Bond Fund presentation items noted as it did for the Short-Term Income Fund.

Comment #20: Pg. 17, Statutory Prospectus – Principal Investment Risks, Derivative Risk. Derivative Risk is included as a principal risk for the Fund. Please provide information in the Principal Investment Strategy section about the Funds derivative investments.

Fund Response: Derivative Risk is not directly related to a Principal Investment Strategy and was removed.

Comment #21: Pg. 17, Statutory Prospectus – Principal Investment Risks, Interest Rate Risk. Disclose the effect of a 1% increase in interest rate on the value of a portfolio with an average maturity tied to the maturity of the fund which is 3 to 10 years (e.g., 6 years).

Fund Response: The Fund made the suggested revision.

Comment #22: Pg. 20-23, Statutory Prospectus. Each of the comments included in #11-13, 16-18 and 21 regarding the Short-Term Income Fund (including comment # 2-6 regarding the U.S. Treasury Fund) apply to the Bond Fund.

Fund Response: The Fund made the same changes to the Bond Fund presentation items noted as it did for the Short-Term Income Fund.

Comment #23: Pg. 21, Statutory Prospectus – Principal Investment Risks, Regulatory Risk. Regulatory Risk is included as a principal risk for the Bond Fund. Please consider if it should also be a risk for the Intermediate Bond Fund. Similarly, the Intermediate Bond Fund included a Prepayment/Call Risk; consider if that should also be a risk for the Bond Fund.

Fund Response: Regulatory Risk was a risk added to the Intermediate Bond Fund. Prepayment/Call Risk was added as a risk to the Bond Fund.

Comment #24: Pg. 24-27, Statutory Prospectus. Each of the comments included in #11-13, 16-18 and 21 regarding the Short-Term Income Fund (including comment 2-6 regarding the U.S. Treasury Fund) apply to the Intermediate Tax-Free Bond Fund.

Fund Response: The Fund made the same changes to the Tax-Free Intermediate Bond Fund presentation items noted as it did for the Short-Term Income Fund.

Comment #25: Pg. 25, Statutory Prospectus – Principal Investment Risks, Prepayment/Call Risk. Prepayment/Call Risk is included as a principal risk for the Fund. Please provide information in the Principal Investment Strategy section about the Funds Prepayment/Call investments (The reviewer did not see any ABS or MBS in strategy, for example; if such investments are material, need to include).

Fund Response: Prepayment and Call are presented together as a type of risk due to the similarity of the concepts. This Fund does not have investments in ABS or MBS as a Principal Investment Strategy but the municipal bonds it invests in are subject to call and early repayment.

Comment #26: Pg. 28-31, Statutory Prospectus. Each of the comments included in #11-13, 16-18 and 21 regarding the Short-Term Income Fund (including comment #2-6 regarding the U.S. Treasury Fund) apply to the Balanced Fund.

Fund Response: The Fund made the same changes to the Balanced Fund presentation items noted as it did for the Short-Term Income Fund.

Comment #27: Pg. 29, Statutory Prospectus – Principal Investment Strategy. The last sentence of the section includes a reference to investments in foreign securities, including emerging market securities. As a result, there should be an emerging markets principal risk added to describe the heightened risks associated with investing in emerging markets.

Fund Response: The Fund made the suggested revision.

Comment #28: Pg. 29, Statutory Prospectus – Principal Investment Risks. Consider the need to add a mid-cap risk factor.

Fund Response: The Fund considered and made the suggested revision.

Comment #29: Pg. 32-34, Statutory Prospectus. Each of the comments included in #11-13 and 16-18 regarding the Short-Term Income Fund (including comment #2-6 regarding the U.S. Treasury Fund) apply to the U.S. Large Cap Equity Fund.

Fund Response: The Fund made the same changes to the U.S. Large Cap Equity Fund presentation items noted as it did for the Short-Term Income Fund.

Comment #30: Pg. 35-38, Statutory Prospectus. Each of the comments included in #11-13 and 16-18 regarding the Short-Term Income Fund (including comment #2-6 regarding the U.S. Treasury Fund) apply to the Opportunistic Fund.

Fund Response: The Fund made the same changes to the Opportunistic Fund presentation items noted as it did for the Short-Term Income Fund.

Comment #31: Pg. 36, Statutory Prospectus – Principal Investment Strategy. Add disclosure regarding the manner in which the Portfolio Managers decide what securities to buy.

Fund Response: The Fund made the suggested revision.

Comment #32: Pg. 36, Statutory Prospectus – Principal Investment Strategy, first sentence of second paragraph. The disclosure indicates that the Fund invests initial public offerings, real estate investment trusts and master limited partnerships. Please consider if it would be appropriate to include Principal Investment Risks associated with investment in IPOs, REITs and MLPs.

Fund Response: Investments in IPOs, REITs and MLPs are not currently Principal Investment Strategies for the Fund and have been removed.

Comment #33: Pg. 36, Statutory Prospectus – Principal Investment Strategy, final sentence of second paragraph. The disclosure indicates that the Fund invests “in pooled investment vehicles, including other registered investment companies and ETFs.” Please indicate in the Response Letter whether the fund invests in unregistered investment companies.

Fund Response: The Fund does not invest in unregistered investment companies.

Comment #34: Pg. 36, Statutory Prospectus – Principal Investment Strategy, final sentence of last paragraph. The disclosure indicates that the Fund invests in junk bonds. Please add a Principal Investment Risk describing the risk associated with investments in junk bonds.

Fund Response: Investments in junk bonds is not currently a Principal Investment Strategy for the Fund and has been removed.

Comment #35: Pg. 37, Statutory Prospectus – Average Annual Total Returns Table. Reverse the order of HFRX Equity Hedge Index and S&P 500 Index.

Fund Response: The Fund made the suggested revision.

Comment #36: Pg. 39-42, Statutory Prospectus. Each of the comments included in #11-13 and 18 regarding the Short-Term Income Fund (including comment #2-6 regarding the U.S. Treasury Fund) apply to the World Energy Fund.

Fund Response: The Fund made the same changes to the World Energy Fund presentation items noted as it did for the Short-Term Income Fund.

Comment #37: Pg. 40, Statutory Prospectus – Principal Investment Strategy. The current disclosure indicates that at least 80% of the Fund’s net assets will be invested in specified investments. Rule 35(d)(1)(d) requires 80% of net assets and any borrowings for investment purposes. If there are no borrowings for investment purposes, provide confirmation in Response Letter. If there are borrowings revise the language to specify, “and borrowings.”

Fund Response: There are no borrowings for investment purposes.

Comment #38: Pg. 40, Statutory Prospectus – Principal Investment Strategy. The current disclosure indicates investments in pooled investment vehicles, including other registered investment companies and ETFs. Consider whether it is necessary to add an Acquired Fund Fees and Expenses line to the Expense table. If the answer is no, provide that confirmation in Response Letter. In addition, please indicate in the Response Letter whether the Fund invests in unregistered investment companies.

Fund Response: The Fund has included Acquired Fund Fees and Expenses disclosure. The Fund does not invest in unregistered investment companies.

Comment #39: Pg. 40, Statutory Prospectus – Principal Investment Strategy. The current disclosure indicates that the “Fund may invest in long and short positions.” Please confirm in Response Letter that interest and dividend expenses are reflected in the fee table.

Fund Response: The Fund confirms that interest and dividend expenses are properly reflected in the fee table.

Comment #40: Pg. 40, Statutory Prospectus – Principal Investment Risks. Banking Risk is included as a principal risk for the Fund. Please provide information in the Principal Investment Strategy section about investments that result in banking risk.

Fund Response: Banking Risk is not directly related to a Principal Investment Strategy for the Fund and was removed.

Comment #41: Pg. 41, Statutory Prospectus – Principal Investment Risks. Consider the need to add a mid-cap risk factor.

Fund Response: The Fund considered and made the suggested revision.

Comment #42: Pg. 47, Statutory Prospectus – Initial Sales Charge (Bond and Equity Funds, Class A Only). There should be a column showing the sales charge as a percentage of the net amount invested (not just a percentage of offering price). See, Item 12(a)(1).

Fund Response: The Fund made the suggested revision.

Comment #43: Pg. 49, Statutory Prospectus – Valuation of Shares – Bond and Equity Funds. Add disclosure regarding investments on foreign exchanges (e.g., “value can change at times when a shareholder can’t trade”). See, Instruction 2 to Item 11(a).

Fund Response: The Fund made the suggested revision.

Comment #44: Pg. 50, Statutory Prospectus – Valuation of Shares – Money Market Funds and Buy and Sell Prices. Consider the potential for confusion regarding the time periods and the price applicable based on timing. Clarify disclosure.

Fund Response: The Fund made clarifying revisions.

Comment #45: Pg. 65 and 66, Statutory Prospectus – Portfolio Manager Table. Please revise introductory language to conform to N-1A Item 5(b) language (“persons jointly and primarily responsible”). Please consider and add clarification to the third sentence in the provision following the table regarding whether each of Mr. Henderson and Mr. Williams meets the definition of a Portfolio Manager (i.e., jointly and primarily responsible).

Fund Response: The Fund confirms that each of Mr. Henderson and Mr. Williams fits the Portfolio Manager definition and has revised the disclosure.

Comment #46: Pg. 82, Statutory Prospectus – Appendix A. The second sentence of second paragraph should be revised to clarify that the differences noted do not negate the “substantially the same as” claim. There should also be an index included in the presentation. The “restated to reflect” language in the first footnote would only be appropriate if the fees of the Fund were higher than the strategy.

Fund Response: The Appendix was included at inception to provide relevant performance information for a substantially similar account strategy. With some Fund-specific performance history now available, the decision was made to discontinue inclusion of the table.

Comment #47: Back Cover. The sentence that includes the “811-06114” number should be set apart at the end of the page and appear in 8pt. font. See, Item 1(b)(4).

Fund Response: The Fund made the suggested revision.

Comment #48: Pg. 1, Statement of Additional Information – Important Disclosure About the World Energy Fund. Explain how this is appropriate under Section 17(d) of the Act (i.e., how this is not a joint transaction).

Fund Response: Far from a Section 17(d) joint transaction, the referenced language is intended to affirmatively disclaim any direct relationship or joint activity, which would also eliminate participation in any joint or joint and several transaction with the parties identified.

Comment #49: Pg. 18, Statement of Additional Information – Investment Restrictions, #7. Confirm in Response Letter that the statement applies to all Funds, including the World Energy Fund.

Fund Response: None of the Funds shall purchase participations or other direct interests in oil, gas or mineral exploration or development programs or leases as described in #7, including the World Energy Funds.

Comment #50: Pg. 19, Statement of Additional Information – Investment Restrictions, #13, proviso “(a).” This exception only applies to money market funds. See, Release 9011, dated October 30, 1975. Because that limitation is not clear, add a non-fundamental policy that the exception will only be exercised by the money market funds.

Fund Response: The Fund made the suggested revision.

Comment #51: Pg. 19, Statement of Additional Information – Investment Restrictions, #13, last sentence. In general, a concentration policy should be an affirmative statement. Please indicate in your Response Letter that the World Energy Fund will concentrate in the energy industry or group of industries.

Fund Response: The World Energy Fund will concentrate in the energy industry or group of industries and views the referenced language as a commitment to do so to the same extent as if the statement had been phrased in such a manner.

The Trust has authorized me to convey to you that the Trust acknowledges the following:

1.   The Trust is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.   Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing;

3.   Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; and

4.   The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

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If you have any questions or additional comments, please call me at the number set forth above.

   /s/ Amy Newsome